UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G105

(CUSIP Number)

Fares Zahir

c/o TMF Nominees Ltd,

2nd Floor, The Grand Pavilion,

Commercial Centre,

802 West Bay Road,

KY1-1003 Grand Cayman,

Cayman Islands

+1 345-949-7232

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536G105	13D	Page 1 of 4 pages

1	Names of Reporting Persons Xeraya Cove Ltd
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 39536G105	13D	Page 2 of 4 pages

1	Names of Reporting Persons Fares Zahir
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 39536G105	13D	Page 3 of 4 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on June 8, 2023 (as amended to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

Consummation of Merger

On July 24, 2023, pursuant to the Agreement and Plan of Merger, dated May 29, 2023 (the “Merger Agreement”), by and among the Issuer, SW ParentCo, Inc., a Delaware corporation (“Parent”), and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

Immediately prior to the effective time of the Merger, pursuant to the Merger Agreement and the Contribution and Exchange Agreement, Xeraya Cove Ltd contributed all of its shares of Common Stock to Parent in exchange for shares of Series A-2 Preferred Stock of Parent.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) This Amendment No. 1 is being filed on behalf of the Reporting Persons to report that, as of July 24, 2023, the Reporting Persons do not beneficially own any shares of Common Stock.

(c)       Except as described in Item 4, during the past 60 days, neither of the Reporting Persons has effected any transactions with respect to the Common Stock.

(d)       None.

(e)       As of July 24, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

CUSIP No. 39536G105	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2023

Xeraya Cove Ltd

By:	/s/ Fares Zahir
Name: Fares Zahir
Title: Director

Fares Zahir

/s/ Fares Zahir